FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2007

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$11,533,00,000	None	(1)
Medium-Term Notes	US$ Nil	None(1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Hon. John Olsen

Australian Consulate-General

150 East 42nd Street, 34th Floor

New York, New York 10117-5612

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(iii) the Queensland Treasury Corporation Half-Yearly Report for the six months ended December 31, 2007, as Exhibit (c)(iv) the Queensland State Accounts for the quarter ended September 30, 2007, as Exhibit (c)(v) the Queensland State Accounts for the quarter ended December 31, 2007, as Exhibit (c)(vi) the report entitled “Queensland’s 2007-08 Mid Year Fiscal and Economic Review,” as Exhibit (c)(vii) the Queensland Government State Budget Papers for 2008-09, as Exhibit (c)(viii) Queensland Treasury Corporation’s 2007-08 Indicative Borrowing Program Update, as Exhibit (c)(ix) Queensland Treasury Corporation’s 2008-2009 Indicative Borrowing Program, as Exhibit (c)(x) the announcement entitled “Transfer of Financial Assets” and as Exhibit (g)(ii) the consents of Mr. Stephen Rochester, Chief Executive, Queensland Treasury Corporation; Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Glenn Gordon Poole, Auditor-General, State of Queensland; and Sir Leo Hielscher, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 2nd day of July, 2008.

QUEENSLAND TREASURY CORPORATION

By:	/s/ STEPHEN ROCHESTER
Name:	Stephen Rochester
Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 2nd day of July, 2008.

GOVERNMENT OF QUEENSLAND

By:	/s/ ANDREW FRASER
Name:	The Honourable Andrew Fraser MP
Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(iii) —	Queensland Treasury Corporation Half-Yearly Report for the Six Months Ended December 31, 2007.

Exhibit (c)(iv) —	Queensland State Accounts for the Quarter Ended September 30, 2007.

Exhibit (c)(v) —	Queensland State Accounts for the Quarter Ended December 31, 2007.

Exhibit (c)(vi) —	Report Entitled “Queensland’s 2007-08 Mid Year Fiscal and Economic Review”.

Exhibit (c)(vii) —	Queensland Government State Budget Papers for 2008-09.

Exhibit (c)(viii) —	Queensland Treasury Corporation’s 2007-08 Indicative Borrowing Program Update.

Exhibit (c)(ix) —	Queensland Treasury Corporation’s 2008-09 Indicative Borrowing Program.

Exhibit (c)(x) —	Announcement Entitled “Transfer of Financial Assets”.

Exhibit (g)(ii) —	Consents.